Prospectus Supplement Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193577

PROSPECTUS SUPPLEMENT NO. 28
DATED AUGUST 14, 2017
(To Prospectus Declared Effective on February 28, 2014
and Dated March 21, 2014)

OXBRIDGE RE HOLDINGS LIMITED

Maximum of 4,884,650 Units

Minimum of 1,700,000 Units

Each Unit Consisting of One Ordinary Share and One Warrant

This Prospectus Supplement No. 28 supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated March 21, 2014, of Oxbridge Re Holdings Limited, as supplemented by that certain Prospectus Supplement No. 1 through No. 27 thereto, relating to the offer and sale by us of up to 4,884,650 units, each unit consisting of one ordinary share and one warrant. This Prospectus Supplement No. 28 is not complete without, and may not be delivered or used except in connection with, the original Prospectus and Supplement No. 1 through No. 27 thereto.

This Prospectus Supplement No. 28 includes the following document, as filed by us with the Securities and Exchange Commission:

●
The attached Quarterly Report on Form 10-Q of Oxbridge Re Holdings Limited, as filed with the Securities and Exchange Commission on August 14, 2017.

Our units began trading on the Nasdaq Capital Market under the symbol “OXBRU.” When the units were split into their component parts, the units ceased trading and our ordinary shares and warrants began trading separately on the Nasdaq Capital Market under the symbols “OXBR” and “OXBRW” respectively.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement No. 28 (or the original Prospectus or Supplement No. 1 through No. 27 thereto) is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 28 is August 14, 2017.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q
(Mark One)

☒
QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2017

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 1-36346

OXBRIDGE RE HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)

Cayman Islands	98-1150254
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Strathvale House, 2nd Floor90 North Church Street, Georgetown P.O. Box 469 Grand Cayman, Cayman Islands	KY1-9006
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (345) 749-7570

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ______

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

As of August 8, 2017; 5,786,562 ordinary shares, par value $0.001 per share, were outstanding.

OXBRIDGE RE HOLDINGS LIMITED

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Consolidated Balance Sheets
(expressed in thousands of U.S. Dollars, except per share and share amounts)

	At June 30, 2017	At December 31, 2016
	(Unaudited)
Assets
Investments:
Fixed-maturity securities, available for sale, at fair value (amortized cost: $10,006 and $6,060, respectively)	$10,007	6,051
Equity securities, available for sale, at fair value (cost: $5,719 and $5,343, respectively)	5,399	4,941
Total investments	15,406	10,992
Cash and cash equivalents	5,758	12,242
Restricted cash and cash equivalents	26,496	23,440
Accrued interest and dividend receivable	56	48
Premiums receivable	12,112	4,038
Deferred policy acquisition costs	537	88
Unearned premiums ceded	733	-
Prepayment and other receivables	151	98
Property and equipment, net	49	54
Total assets	$61,298	51,000

Liabilities and Shareholders’ Equity
Liabilities:
Reserve for losses and loss adjustment expenses	$3,043	8,702
Loss experience refund payable	2,730	1,470
Losses payable	1,467	-
Unearned premiums reserve	16,276	3,461
Accounts payable and other liabilities	152	204
Total liabilities	23,668	13,837

Shareholders’ equity:
Ordinary share capital, (par value $0.001, 50,000,000 shares authorized; 5,806,334 and 5,916,149 shares issued and outstanding)	6	6
Additional paid-in capital	32,426	33,034
Retained earnings	5,517	4,534
Accumulated other comprehensive loss	(319)	(411)
Total shareholders’ equity	37,630	37,163
Total liabilities and shareholders’ equity	$61,298	51,000

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
 Consolidated Statements of Income
(Unaudited)
(expressed in thousands of U.S. Dollars, except per share and share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Revenue
Assumed premiums $	$17,376	14,562	$18,256	15,065
Premiums ceded	(147)	-	(147)	-
Change in loss experience refund payable	(512)	(289)	(1,260)	(2,377)
Change in unearned premiums reserve	(14,231)	(10,927)	(12,815)	(7,961)

Net premiums earned	2,486	3,346	4,034	4,727
Net realized investment gains	46	77	48	133
Net investment income	127	109	213	203

Total revenue	2,659	3,532	4,295	5,063

Expenses
Losses and loss adjustment expenses	1,059	2,215	1,027	2,278
Policy acquisition costs and underwriting expenses	94	68	158	129
General and administrative expenses	390	377	724	741

Total expenses	1,543	2,660	1,909	3,148

Net income	$1,116	872	$2,386	1,915

Earnings per share
Basic and Diluted	$0.19	0.14	$0.41	0.32

Dividends paid per share	$0.12	0.12	$0.24	0.24

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
 Consolidated Statements of Comprehensive Income
(Unaudited)
(expressed in thousands of U.S. Dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016

Net income	$1,116	872	$2,386	1,915
Other comprehensive income:
Change in unrealized loss on investments:
Unrealized gain arising during the period	181	632	140	976
Reclassification adjustment for net realized gains included in net income	(46)	(77)	(48)	(133)

Net change in unrealized loss	135	555	92	843

Total other comprehensive income	135	555	92	843

Comprehensive income	$1,251	1,427	$2,478	2,758

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
 Consolidated Statements of Cash Flows
(Unaudited)
(expressed in thousands of U.S. Dollars)

	Six Months Ended
	June 30,
	2017	2016
Operating activities
Net income	$2,386	1,915
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	63	60
Net amortization of premiums on investments in fixed-maturity securities	42	-
Depreciation and amortization	11	10
Net realized investment gains	(48)	(133)
Change in operating assets and liabilities:
Accrued interest and dividend receivable	(8)	(31)
Premiums receivable	(8,074)	(5,489)
Deferred policy acquisition costs	(449)	(155)
Unearned premiums ceded	(733)	-
Prepayment and other receivables	(53)	(39)
Reserve for losses and loss adjustment expenses	(5,659)	2,250
Loss experience refund payable	1,260	(5,184)
Losses payable	1,467	-
Unearned premiums reserve	12,815	7,962
Accounts payable and other liabilities	(52)	17

Net cash provided by operating activities	$2,968	1,183

Investing activities
Change in restricted cash and cash equivalents	(3,056)	(194)
Purchase of fixed-maturity securities	(3,987)	(3,111)
Purchase of equity securities	(10,007)	(5,525)
Proceeds from sale of fixed-maturity and equity securities	9,678	5,237
Purchase of property and equipment	(6)	(1)

Net cash used in investing activities	$(7,378)	(3,594)

Financing activities
Repurchases of common stock under share repurchase plan	(671)	(60)
Dividends paid	(1,403)	(1,455)

Net cash used in financing activities	$(2,074)	(1,515)

(continued)

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
 Consolidated Statements of Cash Flows, continued
(Unaudited)
(expressed in thousands of U.S. Dollars)

	Six Months Ended
	June 30,
	2017	2016

Net change in cash and cash equivalents	(6,484)	(3,926)
Cash and cash equivalents at beginning of period	12,242	8,584

Cash and cash equivalents at end of period	$5,758	4,658

Supplemental disclosure of cash flow information
Interest paid	-	-
Income taxes paid	-	-

Non-cash investing activities
Net change in unrealized loss on securities available for sale	#REF!	843

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
  Six Months Ended June 30, 2017 and 2016
(expressed in thousands of U.S. Dollars, except per share and share amounts)

	Ordinary Share Capital		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Capital	Earnings	Loss	Equity
Balance at December 31, 2015	6,060,000	6	33,657	4,838	(1,474)	37,027
Cash dividends paid	-	-	-	(1,455)	-	(1,455)
Repurchase and retirement of common stock under share repurchase plan	(11,530)	-	(60)	-	-	(60)
Net income for the period	-	-	-	1,915	-	1,915
Stock-based compensation	-	-	60	-	-	60
Total other comprehensive income	-	-	-	-	843	843
Balance at June 30, 2016	6,048,470	6	33,657	5,298	(631)	38,330

Balance at December 31, 2016	5,916,149	6	33,034	4,534	(411)	37,163
Cash dividends paid	-	-	-	(1,403)	-	(1,403)
Repurchase and retirement of common stock under share repurchase plan	(109,815)	-	(671)	-	-	(671)
Net income for the period	-	-	-	2,386	-	2,386
Stock-based compensation	-	-	63	-	-	63
Total other comprehensive income	-	-	-	-	92	92
Balance at June 30, 2017	5,806,344	6	32,426	5,517	(319)	37,630

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

1.
ORGANIZATION AND BASIS OF PRESENTATION

(a)
Organization

Oxbridge Re Holdings Limited was incorporated as an exempted company on April 4, 2013 under the laws of the Cayman Islands. Oxbridge Re Holdings Limited owns 100% of the equity interest in Oxbridge Reinsurance Limited (the “Subsidiary”), an entity incorporated on April 23, 2013 under the laws of the Cayman Islands and for which a Class “C” Insurer’s license was granted on April 29, 2013 under the provisions of the Cayman Islands Insurance Law. Oxbridge Re Holdings Limited and the Subsidiary (collectively, the “Company”) have their registered offices at P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands.

The Company’s ordinary shares and warrants are listed on The NASDAQ Capital Market under the symbols “OXBR” and “OXBRW,” respectively.

The Company operates as a single business segment through the Subsidiary, which provides collateralized reinsurance to cover excess of loss catastrophe risks of various affiliated and non-affiliated ceding insurers, including Claddaugh Casualty Insurance Company, Ltd. (“Claddaugh”) and Homeowners Choice Property & Casualty Insurance Company (“HCPCI”), which are related-party entities domiciled in Bermuda and Florida, respectively.

(b)
Basis of Presentation

The accompanying unaudited, consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information, and the Securities and Exchange Commission (“SEC”) rules for interim financial reporting. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been omitted pursuant to such rules and regulations. However, in the opinion of management, the accompanying interim consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the Company’s consolidated financial position as of June 30, 2017 and the consolidated results of operations and cash flows for the periods presented. The consolidated results of operations for interim periods are not necessarily indicative of the results of operations to be expected for any subsequent interim period or for the fiscal year ended December 31, 2017. The accompanying unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016 included in the Company’s Form 10-K, which was filed with the SEC on March 13, 2017.

In preparing the interim unaudited consolidated financial statements, management was required to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the financial reporting date and throughout the periods being reported upon. Certain of the estimates result from judgments that can be subjective and complex and consequently actual results may differ from these estimates, which would be reflected in future periods.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the reserve for losses and loss adjustment expenses, which include amounts estimated for claims incurred but not yet reported. The Company uses various assumptions and actuarial data it believes to be reasonable under the circumstances to make these estimates. In addition, accounting policies specific to valuation of investments, assessment of other-than-temporary impairment (“OTTI”) and loss experience refund payable involve significant judgments and estimates material to the Company’s consolidated financial statements. Although considerable variability is likely to be inherent in these estimates, management believes that the amounts provided are reasonable. These estimates are continually reviewed and adjusted if necessary. Such adjustments are reflected in current operations.

All significant intercompany balances and transactions have been eliminated.

2.
SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents are comprised of cash and short term investments with original maturities of three months or less.

Restricted cash and cash equivalents: Restricted cash and cash equivalents represent funds held in accordance with the Company’s trust agreements with ceding insurers and trustees, which requires the Company to maintain collateral with a market value greater than or equal to the limit of liability, less unpaid premium.

Investments: The Company’s investments consist of fixed-maturity securities and equity securities, and are classified as available-for-sale. The Company’s investments are carried at fair value with changes in fair value included as a separate component of accumulated other comprehensive loss in shareholders’ equity.

Unrealized gains or losses are determined by comparing the fair market value of the securities with their cost or amortized cost. Realized gains and losses on investments are recorded on the trade date and are included in the consolidated statements of income. The cost of securities sold is based on the specified identification method. Investment income is recognized as earned and discounts or premiums arising from the purchase of debt securities are recognized in investment income using the interest method over the remaining term of the security.

The Company reviews all securities for other-than-temporary impairment ("OTTI") on a quarterly basis and more frequently when economic or market conditions warrant such review. When the fair value of any investment is lower than its cost, an assessment is made to see whether the decline is temporary of other-than-temporary. If the decline is determined to be other-than-temporary the investment is written down to fair value and an impairment charge is recognized in income in the period in which the Company makes such determination. For a debt security that the Company does not intend to sell nor is it more likely than not that the Company will be required to sell before recovery of its amortized cost, only the credit loss component is recognized in income, while impairment related to all other factors is recognized in other comprehensive income. The Company considers various factors in determining whether an individual security is other-than-temporarily impaired (see Note 4).

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

Fair value measurement: GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are as follows:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3	Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. For debt securities, inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, broker quotes for similar securities and other factors. The fair value of investments in common stocks and exchange-traded funds is based on the last traded price. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company’s investment custodians. The investment custodians consider observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant markets. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument.

Deferred policy acquisition costs (“DAC”): Policy acquisition costs consist of brokerage fees, federal excise taxes and other costs related directly to the successful acquisition of new or renewal insurance contracts, and are deferred and amortized over the terms of the reinsurance agreements to which they relate. The Company evaluates the recoverability of DAC by determining if the sum of future earned premiums and anticipated investment income is greater than the expected future claims and expenses. If a loss is probable on the unexpired portion of policies in force, a premium deficiency loss is recognized. At June 30, 2017, the DAC was considered fully recoverable and no premium deficiency loss was recorded.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

Property and equipment:  Property and equipment are recorded at cost when acquired. Property and equipment are comprised of motor vehicles, furniture and fixtures, computer equipment and leasehold improvements and are depreciated, using the straight-line method, over their estimated useful lives, which are five years for furniture and fixtures and computer equipment and four years for motor vehicles. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or remaining lease term. The Company periodically reviews property and equipment that have finite lives, and that are not held for sale, for impairment by comparing the carrying value of the assets to their estimated future undiscounted cash flows. For the three and six-month periods ended June 30, 2017, there were no impairments in property and equipment.

Allowance for uncollectible receivables: Management evaluates credit quality by evaluating the exposure to individual counterparties; where warranted management also considers the credit rating or financial position, operating results and/or payment history of the counterparty. Management establishes an allowance for amounts for which collection is considered doubtful. Adjustments to previous assessments are recognized as income in the year in which they are determined. At June 30, 2017, no receivables were determined to be overdue or impaired and, accordingly, no allowance for uncollectible receivables has been established.

Reserves for losses and loss adjustment expenses: The Company determines its reserves for losses and loss adjustment expenses on the basis of the claims reported by the Company’s ceding insurers and for losses incurred but not reported (“IBNR”), management uses the assistance of an independent actuary. The reserves for losses and loss adjustment expenses represent management’s best estimate of the ultimate settlement costs of all losses and loss adjustment expenses. Management believes that the amounts are adequate; however, the inherent impossibility of predicting future events with precision, results in uncertainty as to the amount which will ultimately be required for the settlement of losses and loss expenses, and the differences could be material. Adjustments are reflected in the consolidated statements of income in the period in which they are determined.

Loss experience refund payable: Certain contracts include retrospective provisions that adjust premiums or result in profit commissions in the event losses are minimal or zero. In accordance with GAAP, the Company will recognize a liability in the period in which the absence of loss experience obligates the Company to pay cash or other consideration under the contracts. On the contrary, the Company will derecognize such liability in the period in which a loss experience arises. Such adjustments to the liability, which accrue throughout the contract terms, will reduce the liability should a catastrophic loss event covered by the Company occur.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

Premiums assumed: The Company records premiums assumed, net of loss experience refunds, as earned pro-rata over the terms of the reinsurance agreements and the unearned portion at the consolidated balance sheet date is recorded as unearned premiums reserve. A reserve is made for estimated premium deficiencies to the extent that estimated losses and loss adjustment expenses exceed related unearned premiums. Investment income is not considered in determining whether or not a deficiency exists.

Subsequent adjustments of premiums assumed, based on reports of actual premium by the ceding companies, or revisions in estimates of ultimate premium, are recorded in the period in which they are determined. Such adjustments are generally determined after the associated risk periods have expired, in which case the premium adjustments are fully earned when assumed.

Certain contracts allow for reinstatement premiums in the event of a full limit loss prior to the expiration of the contract. A reinstatement premium is not due until there is a full limit loss event and therefore, in accordance with GAAP, the Company records a reinstatement premium as written only in the event that the reinsured incurs a full limit loss on the contract and the contract allows for a reinstatement of coverage upon payment of an additional premium. For catastrophe contracts which contractually require the payment of a reinstatement premium equal to or greater than the original premium upon the occurrence of a full limit loss, the reinstatement premiums are earned over the original contract period. Reinstatement premiums that are contractually calculated on a pro-rata basis of the original premiums are earned over the remaining coverage period.

Unearned Premiums Ceded: The Company reduces the risk of future losses on business assumed by reinsuring certain risks and exposures with other reinsurers (retrocessionaires). The Company remains liable to the extent that any retrocessionaire fails to meet its obligations and to the extent that the Company does not hold sufficient security for their unpaid obligations.

Ceded premiums are written and are expensed pro-rata over the contract period in proportion to the period of protection. Unearned premiums ceded consist of the unexpired portion of the reinsurance obtained.

Uncertain income tax positions: The authoritative GAAP guidance on accounting for, and disclosure of, uncertainty in income tax positions requires the Company to determine whether an income tax position of the Company is more likely than not to be sustained upon examination by the relevant tax authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For income tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements, if any, is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The application of this authoritative guidance has had no effect on the Company’s consolidated financial statements because the Company had no uncertain tax positions at June 30, 2017.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

Earnings per share: Basic earnings per share has been computed on the basis of the weighted-average number of ordinary shares outstanding during the periods presented. Diluted earnings per share is computed based on the weighted-average number of ordinary shares outstanding and reflects the assumed exercise or conversion of diluted securities, such as stock options and warrants, computed using the treasury stock method.

Stock-Based Compensation: The Company accounts for stock-based compensation under the fair value recognition provisions of GAAP which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors, including stock options and restricted stock issuances based on estimated fair values. The Company measures compensation for restricted stock based on the price of the Company’s ordinary shares at the grant date. Determining the fair value of share purchase options at the grant date requires significant estimation and judgment. The Company uses an option-pricing model (Black-Scholes option pricing model) to assist in the calculation of fair value for share purchase options. The Company's shares have not been publicly traded for a sufficient length of time to solely use the Company's performance to reasonably estimate the expected volatility. Therefore, when estimating the expected volatility, the Company takes into consideration the historical volatility of similar entities. The Company considers factors such as an entity's industry, stage of life cycle, size and financial leverage when selecting similar entities. The Company uses a sample peer group of companies in the reinsurance industry as well as the Company’s own historical volatility in determining the expected volatility. Additionally, the Company uses the full life of the options, ten years, as the estimated term of the options, and has assumed no forfeitures during the life of the options.

The Company uses the straight-line attribution method for all grants that include only a service condition. Compensation expense related to all awards is included in general and administrative expenses.

Recent accounting pronouncements:

Accounting Standards Update No. 2016-18. In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updated ("ASU") 2016-18, “Statements of Cash Flows - Restricted Cash (Topic 230)” (“ASU 2016-18”). ASU 2016-18 requires restricted cash and cash equivalents to be included with cash and cash equivalents in the consolidated statement of cash flows and disclose the nature of the restrictions on cash and cash equivalents. ASU 2016-18 is effective for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company currently separately discloses the restrictions on cash and cash equivalents in Note 3 of the consolidated financial statements and expects to continue these disclosures since ASU 2016-18 does not change the requirement in Regulation S-X (Rule 5-02) to separately disclose cash and cash equivalents that have restrictions on withdrawal or use. The Company currently presents changes in restricted cash and cash equivalents under investing activities in the consolidated statements of cash flows. Upon adoption of ASU 2016-18, the Company will amend the presentation in the consolidated statements of cash flows to include the restricted cash and cash equivalents with cash and cash equivalents in the consolidated statements of cash flows and will retrospectively reclassify all periods presented.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

Accounting Standards Update No. 2016-13. In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 amends the guidance on reporting credits losses and affects loans, debt securities, trade receivables, reinsurance recoverables and other financial assets that have the contractual right to receive cash. The amendments are effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. Early adoption is permitted for any organization for annual periods beginning after December 15, 2018 and interim periods within those annual periods. The Company is in the process of evaluating the impact of the requirements of ASU 2016-13 on the Company’s consolidated financial statements and anticipates implementing ASU 2016-13 during the first quarter of fiscal year 2020.

Accounting Standards Update No. 2016-09. In March 2016, the FASB issued ASU No. 2016-09, "Compensation-Stock Compensation (Topic 718)," which affects all entities that issue share-based awards to their employees. Among the amendments affecting share-based payment transactions are their income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for all public entities for reporting periods beginning after December 15, 2016 and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company does not expect a material impact of this guidance on the Company’s consolidated financial statements.

Accounting Standards Update No. 2016-02. In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which supersedes Topic 840 and creates the new lease accounting standards for lessees and lessors, primarily related to the recognition of lease assets and liabilities by lessees for leases classified as operating leases. ASU 2016-02 is effective for all public entities for reporting periods beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently evaluating the impact of this guidance on the Company’s consolidated financial statements.

Accounting Standards Update No. 2016-01. In January 2016, the FASB issued ASU 2016-01, "Financial Instruments (Subtopic 825-10)," which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. One of the changes is to require certain equity investments to be measured at fair value with changes in fair value recognized in net income. ASU 2016-01 is effective for all public entities for reporting periods beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued. The Company is currently evaluating the impact of this guidance on the Company’s consolidated financial statements.

Accounting Standards Update No. 2017-08. In March 2017, the FASB issued ASU No. 2017-08, "Premium Amortization on Purchased Callable Debt Securities," to amend the amortization period for certain purchased callable debt securities held at a premium.  Under current GAAP, entities generally amortize the premium as an adjustment of yield over the contractual life of the instrument.  The amendments in this update require the premium to be amortized to the earliest call date.  No accounting change is required for securities held at a discount.  For public business entities, the amendments in this update become effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity should apply the amendments in this update on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of adopting the new guidance on the consolidated financial statements, but it is not expected to have a material impact.

        Accounting Standards Update No. 2017-09. In May 2017, the FASB issued ASU 2017-09, "Scope of Modification Accounting," to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award.  The amendments in this update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. An entity should account for the effects of a modification unless all the following are met: (1) the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; (3) the  classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The current disclosure requirements in Topic 718 apply regardless of whether an entity is required to apply modification accounting under the amendments in this update.  For public business entities, the amendments in this update become effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. An entity should apply the amendments in this update prospectively to an award modified on or after the adoption date. The Company is currently evaluating the impact of adopting the new guidance on the consolidated financial statements, but it is not expected to have a material impact.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

Segment Information: Under GAAP, operating segments are based on the internal information that management uses for allocating resources and assessing performance as the source of the Company’s reportable segments. The Company manages its business on the basis of one operating segment, Property and Casualty Reinsurance, in accordance with the qualitative and quantitative criteria established under GAAP.

Reclassifications: Certain reclassifications of prior period amounts have been made to conform to the current period presentation.

3. CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AND CASH EQUIVALENTS

	At June 30,	At December 31,
	2017	2016
	(in thousands)

Cash on deposit	$398	$6,868
Cash held with custodians	5,360	5,374
Restricted cash held in trust	26,496	23,440

Total	32,254	35,682

Cash and cash equivalents are held by large and reputable counterparties in the United States of America and in the Cayman Islands. Restricted cash held in trust is custodied with Bank of New York Mellon and Wells Fargo Bank and is held in accordance with the Company’s trust agreements with the ceding insurers and trustees, which require that the Company provide collateral having a market value greater than or equal to the limit of liability, less unpaid premium.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

4. INVESTMENTS

The Company holds investments in fixed-maturity securities and equity securities that are classified as available-for-sale. At June 30, 2017 and December 31, 2016, the cost or amortized cost, gross unrealized gains and losses, and estimated fair value of the Company’s available-for-sale securities by security type were as follows:

	Cost or	Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gain	Loss	Value ($000)
	($ in thousands)
As of June 30, 2017
Fixed-maturity securities
U.S. Treasury and agency securities	$10,006	$28	$(27)	$10,007

Total fixed-maturity securities	10,006	28	(27)	10,007

Mutual funds	602	9	(3)	608
Preferred stocks	895	27	(3)	919
Common stocks	4,222	16	(366)	3,872

Total equity securities	5,719	52	(372)	5,399

Total available for sale securities	$15,725	$80	$(399)	$15,406

As of December 31, 2016
Fixed-maturity securities
U.S. Treasury and agency securities	$6,060	$28	$(37)	$6,051

Total fixed-maturity securities	6,060	28	(37)	6,051

Mutual funds	400	2	(6)	396
Preferred stocks	687	8	(4)	691
Common stocks	4,256	126	(528)	3,854

Total equity securities	5,343	136	(538)	4,941

Total available for sale securities	$11,403	$164	$(575)	$10,992

At June 30, 2017 and December 31, 2016, available-for-sale securities with fair value of $7,451,000 and $3,502,000, respectively, are held in trust accounts as collateral under reinsurance contacts with the Company’s ceding insurers.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

4.
INVESTMENTS (continued)

Expected maturities will differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties. The scheduled contractual maturities of fixed-maturity securities at June 30, 2017 and December 31, 2016 are as follows:

	Amortized	Estimated
	Cost	Fair Value
	($ in thousands)
As of June 30, 2017
Available for sale
Due within one year	$6,019	6,023
Due after one year through five years	3,987	3,984

	$10,006	$10,007

As of December 31, 2016
Available for sale
Due within one year	$2,970	$2,998
Due after one year through five years	3,090	3,053

	$6,060	$6,051

Proceeds received, and the gross realized gains and losses from sales of available-for-sale securities, for the three and six months ended June 30, 2017 and 2016 were as follows:

		Gross	Gross
	Gross proceeds	Realized	Realized
	from sales	Gains	Losses
	($ in thousands)

Three Months Ended June 30, 2017
Fixed-maturity securities	$-	$-	$-

Equity securities	$6,101	$540	$(494)

Six Months Ended June 30, 2017
Fixed-maturity securities	$-	$-	$-

Equity securities	$9,678	$732	$(684)

Three Months Ended June 30, 2016
Fixed-maturity securities	$119	$8	$-

Equity securities	$3,670	$310	$(241)

Six Months Ended June 30, 2016
Fixed-maturity securities	$119	$8	$-

Equity securities	$5,118	$498	$(373)

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

4.
INVESTMENTS (continued)

The Company regularly reviews its individual investment securities for OTTI. The Company considers various factors in determining whether each individual security is other-than-temporarily impaired, including:

●
the financial condition and near-term prospects of the issuer, including any specific events that may affect its operations or income;

●
the length of time and the extent to which the market value of the security has been below its cost or amortized cost;

●
general market conditions and industry or sector specific factors;

●
nonpayment by the issuer of its contractually obligated interest and principal payments; and

●
the Company’s intent and ability to hold the investment for a period of time sufficient to allow for the recovery of costs.

Securities with gross unrealized loss positions at June 30, 2017 and December 31, 2016, aggregated by investment category and length of time the individual securities have been in a continuous loss position, are as follows:

	Less Than Twelve		Twelve Months or
	Months		Greater		Total
	Gross	Estimated	Gross	Estimated	Gross	Estimated
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
As of June 30, 2017	Loss	Value	Loss	Value	Loss	Value
	($ in thousands)		($ in thousands)		($ in thousands)

Fixed maturity securities
U.S. Treasury and agency securities	3	3,984	24	3,025	27	7,009

Total fixed-maturity securities	3	3,984	24	3,025	27	7,009

Equity securities
Mutual funds	3	199	-	-	3	199
Preferred stocks	3	398	-	-	3	398
All other common stocks	141	1,651	225	1,298	366	2,949

Total equity securities	147	2,248	225	1,298	372	3,546

Total available for sale securities	$150	$6,232	$249	$4,323	$399	$10,555

At June 30, 2017, there were 21 securities in an unrealized loss position of which 5 of these positions had been in an unrealized loss position for 12 months or greater.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

4.
INVESTMENTS (continued)

	Less Than Twelve		Twelve Months or
	Months		Greater		Total
	Gross	Estimated	Gross	Estimated	Gross	Estimated
	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
As of December 31, 2016	Loss	Value	Loss	Value	Loss	Value
	($ in thousands)		($ in thousands)		($ in thousands)

Fixed maturity securities
U.S. Treasury and agency securities	37	3,053	-	-	37	3,053

Total fixed-maturity securities	37	3,053	-	-	37	3,053

Equity securities
Mutual funds	6	193	-	-	6	193
Preferred stocks	4	396	-	-	4	396
All other common stocks	84	1,142	444	1,088	528	2,230

Total equity securities	94	1,731	444	1,088	538	2,819

Total available for sale securities	$131	$4,784	$444	$1,088	$575	$5,872

At December 31, 2016, there were 17 securities in an unrealized loss position of which 5 of these positions had been in an unrealized loss position for 12 months or greater.

The Company believes there were no fundamental issues such as credit losses or other factors with respect to its fixed-maturity securities. It is expected that the securities would not be settled at a price less than the par value of the investments and because the Company has the ability and intent to hold these securities and it is probable that the Company will not be required to sell these securities until a market price recovery or maturity, the Company does not consider any of its fixed-maturity securities to be other-than-temporarily impaired at June 30, 2017 and December 31, 2016.

In determining whether equity securities are other than temporarily impaired, the Company considers its intent and ability to hold a security for a period of time sufficient to allow for the recovery of cost, along with factors including the length of time each security had been in an unrealized loss position, the extent of the decline and the near-term prospect for recovery. Based on management’s evaluation, the Company does not consider any of its equity securities to be other-than-temporarily impaired at June 30, 2017 and December 31, 2016.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

4.
INVESTMENTS (continued)

Assets Measured at Estimated Fair Value on a Recurring Basis

The following table presents information about the Company’s financial assets measured at estimated fair value on a recurring basis that is reflected in the consolidated balance sheets at carrying value. The table indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value as of June 30, 2017 and December 31, 2016:

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
As of June 30, 2017	($ in thousands)
Financial Assets:
Cash and cash equivalents	$5,758	$-	$-	$5,758

Restricted cash and cash equivalents	$26,496	$-	$-	$26,496

Fixed-maturity securities:
U.S. Treasury and agency securities	10,007	-	-	10,007

Total fixed-maturity securities	10,007	-	-	10,007

Mutual funds	608	-	-	608
Preferred stocks	919	-	-	919
All other common stocks	3,872	-	-	3,872

Total equity securities	5,399	-	-	5,399

Total available for sale securities	15,406	-	-	15,406

Total	$47,660	$-	$-	$47,660

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

4.
INVESTMENTS (continued)

	Fair Value Measurements Using
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2016	($ in thousands)
Financial Assets:
Cash and cash equivalents	$12,242	$-	$-	$12,242

Restricted cash and cash equivalents	$23,440	$-	$-	$23,440

Fixed-maturity securities:
U.S. Treasury and agency securities	6,051	-	-	6,051

Total fixed-maturity securities	6,051	-	-	6,051

Mutual funds	396	-	-	396
Preferred stocks	691	-	-	691
All other common stocks	3,854	-	-	3,854

Total equity securities	4,941	-	-	4,941

Total available for sale securities	10,992	-	-	10,992

Total	$46,674	$-	$-	$46,674

5.  TAXATION

Under current Cayman Islands law, no corporate entity, including the Company and the Subsidiary, is obligated to pay taxes in the Cayman Islands on either income or capital gains. The Company and the Subsidiary have an undertaking from the Governor-in-Cabinet of the Cayman Islands, pursuant to the provisions of the Tax Concessions Law, as amended, that, in the event that the Cayman Islands enacts any legislation that imposes tax on profits, income, gains or appreciations, or any tax in the nature of estate duty or inheritance tax, such tax will not be applicable to the Company and the Subsidiary or their operations, or to the ordinary shares or related obligations, until April 23, 2033 and May 17, 2033, respectively.

The Company and its subsidiary intend to conduct substantially all of their operations in the Cayman Islands in a manner such that they will not be engaged in a trade or business in the U.S. However, because there is no definitive authority regarding activities that constitute being engaged in a trade or business in the U.S. for federal income tax purposes, the Company cannot assure that the U.S. Internal Revenue Service will not contend, perhaps successfully, that the Company or its subsidiary is engaged in a trade or business in the U.S. A foreign corporation deemed to be so engaged would be subject to U.S. federal income tax, as well as branch profits tax, on its income that is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under an applicable tax treaty.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

6.  LOSSES AND LOSS ADJUSTMENT EXPENSES

The following table summarizes the Company’s loss and loss adjustment expenses (“LAE”) and the reserve for loss and LAE reserve movements for the three and six-month periods ending June 30, 2017 and 2016:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	($ in thousands)		($ in thousands)
Balance, beginning of period	$5,684	63	$8,702	-
Incurred related to:
Current period	-	2,215	-	2,278
Prior period	1,059	-	1,027	-
Total incurred	1,059	2,215	1,027	2,278
Paid related to:
Current period	-	(28)	-	(28)
Prior period	(3,700)	-	(6,686)	-
Total paid	(3,700)	(28)	(6,686)	(28)
Balance, end of period	$3,043	2,250	$3,043	2,250

The reserves for losses and LAE are comprised of case reserves (which are based on claims that have been reported) and IBNR reserves (which are based on losses that are believed to have occurred but for which claims have not yet been reported and include a provision for expected future development on existing case reserves). The Company uses the assistance of an independent actuary in the determination of IBNR and expected future development of existing case reserves.

The uncertainties inherent in the reserving process and potential delays by cedants and brokers in the reporting of loss information, together with the potential for unforeseen adverse developments, may result in the reserve for losses and LAE ultimately being significantly greater or less than the reserve provided at the end of any given reporting period. The degree of uncertainty is further increased when a significant loss event takes place near the end of a reporting period. Reserve for losses and LAE estimates are reviewed periodically on a contract by contract basis and updated as new information becomes known. Any resulting adjustments are reflected in income in the period in which they become known.

The Company’s reserving process is highly dependent on the timing of loss information received from its cedants and related brokers.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

7.  EARNINGS PER SHARE

A summary of the numerator and denominator of the basic and diluted earnings per share is presented below (dollars in thousands except per share amounts):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Numerator:
Net earnings	$1,116	872	$2,386	1,915

Denominator:
Weighted average shares - basic	5,833,192	6,058,687	5,862,376	6,059,347
Effect of dilutive securities - Stock options	-	-	-	-
Shares issuable upon conversion of warrants	-	-	-	-
Weighted average shares - diluted	5,833,192	6,058,687	5,862,376	6,059,347
Earnings per shares - basic	$0.19	0.14	$0.41	0.32
Earnings per shares - diluted	$0.19	0.14	$0.41	0.32

For the three and six-month periods ended June 30, 2017 and 2016, options to purchase 250,000 and 215,000 ordinary shares, respectively, were anti-dilutive as the sum of the proceeds, including unrecognized compensation expense, exceeded the average market price of the Company’s ordinary share during the periods presented.

For the three and six-month periods ended June 30, 2017 and 2016, 8,230,700 warrants to purchase an aggregate of 8,230,700 ordinary shares were not dilutive because the exercise price of $7.50 exceeded the average market price of the Company’s ordinary share during the periods presented.

GAAP requires the Company to use the two-class method in computing basic earnings per share since holders of the Company’s restricted stock have the right to share in dividends, if declared, equally with common stockholders. These participating securities effect the computation of both basic and diluted earnings per share during periods of net income.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

8.  SHAREHOLDERS’ EQUITY

On February 28, 2014, the Company’s Registration Statement on Form S-1, as amended, relating to the initial public offering of the Company’s units was declared effective by the SEC. The Registration Statement covered the offer and sale by the Company of 4,884,650 units, each consisting of one ordinary share and one warrant (“Unit”), which were sold to the public on March 26, 2014 at a price of $6.00 per Unit. The ordinary shares and warrants comprising the Units began separate trading on May 9, 2014. The ordinary shares and warrants are traded on the Nasdaq Capital Market under the symbols “OXBR” and “OXBRW,” respectively. One warrant may be exercised to acquire one ordinary share at an exercise price equal to $7.50 per share on or before March 26, 2019. At any time after September 26, 2014 and before the expiration of the warrants, the Company at its option may cancel the warrants in whole or in part, provided that the closing price per ordinary share has exceeded $9.38 for at least ten trading days within any period of twenty consecutive trading days, including the last trading day of the period.

The initial public offering resulted in aggregate gross proceeds to the Company of approximately $29.3 million (of which approximately $5 million related to the fair value proceeds on the warrants issued) and net proceeds of approximately $26.9 million after deducting underwriting commissions and offering expenses.

There were 8,230,700 warrants outstanding at June 30, 2017 and 2016. No warrants were exercised during the three and six-month periods ended June 30, 2017 and 2016.

On January 24, 2017, our Board of Directors declared a quarterly cash dividend of $0.12 per share payable on March 30, 2017 to shareholders of record on March 17, 2017.

On May 12, 2017, our Board of Directors declared a quarterly cash dividend of $0.12 per share payable on June 30, 2017 to shareholders of record on June 23, 2017.

On August 12, 2017, our Board of Directors declared a quarterly cash dividend of $0.12 per share payable on September 30, 2017 to shareholders of record on September 23, 2017.

In May 2016, the Company’s Board of Directors authorized a plan to repurchase up to $2,000,000 of the Company’s common shares, inclusive of commissions and fees. During the three and six months ended June 30, 2017, the Company repurchased and retired a total of 55,538 and 109,815 shares, respectively, at a weighted-average price per share of $5.94 and $6.07, respectively, under this authorized repurchase plan. The total cost of shares repurchased, inclusive of fees and commissions, during the three and six months ended June 30, 2017 were $332,000, or $5.98 per share, and $670,613, or $6.11 per share, respectively.

As of June 30, 2017, none of the Company’s retained earnings were restricted from payment of dividends to the Company’s shareholders. However, since most of the Company’s capital and retained earnings may be invested in the Subsidiary, a dividend from the Subsidiary would likely be required in order to fund a dividend to the Company’s shareholders and would require notification to the Cayman Islands Monetary Authority (“CIMA”).

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

8.  SHAREHOLDERS’ EQUITY (continued)

Under Cayman Islands law, the use of additional paid-in capital is restricted, and the Company will not be allowed to pay dividends out of additional paid-in capital if such payments result in breaches of the prescribed and minimum capital requirement. See also Note 10.

9.  SHARE-BASED COMPENSATION

The Company currently has outstanding stock-based awards granted under the 2014 Omnibus Incentive Plan (the “Plan”). Under the Plan, the Company has discretion to grant equity and cash incentive awards to eligible individuals, including the issuance of up to 1,000,000 of the Company’s ordinary shares. At June 30, 2017, there were 690,000 shares available for grant under the Plan.

Stock options

The Company accounts for share-based compensation under the fair value recognition provisions of ASC Topic 718 – “Compensation – Stock Compensation.” Stock options granted and outstanding under the Plan vests quarterly over four years, and are exercisable over the contractual term of ten years.

A summary of the stock option activity for the three and six-month periods ended June 30, 2017 and 2016 is as follows:

			Weighted-
		Weighted-	Average
	Number	Average	Remaining	Aggregate
	of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value ($000)
Outstanding at January 1, 2017	215,000
Granted	35,000
Outstanding at March 31, 2017	250,000	$6.01	8.2 years	$137,500
Outstanding at June 30, 2017	250,000	$6.01	7.9 years	$-
Exercisable at June 30, 2017	130,000	$6.01	7.9 years	$-

Outstanding at January 1, 2016	180,000
Granted	35,000
Outstanding at March 31, 2016	215,000	$6	8.9 years	$-
Outstanding at June 30, 2016	215,000	$6	8.7 years	$-
Exercisable at June 30, 2016	71,875	$6	8.7 years	$-

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

9.  SHARE-BASED COMPENSATION (continued)

Compensation expense recognized for the three-month periods ended June 30, 2017 and 2016 totaled $10,000 and $8,000, respectively, and for the six-month periods ended June 30, 2017 and 2016 totaled $19,000 and $16,000, respectively. Compensation expense is included in general and administrative expenses. At June 30, 2017 and 2016, there was approximately $73,000 and $82,000, respectively, of total unrecognized compensation expense related to non-vested stock options granted under the Plan. The Company expects to recognize the remaining compensation expense over a weighted-average period of twenty-three (23) months.

No options were granted during the three-month periods ended June 30, 2017 and 2016. During the six-month periods ended June 30, 2017 and 2016, 35,000 options in each period, were granted with fair value estimated on the date of grant using the following assumptions and the Black-Scholes option pricing model:

	2017	2016

Expected dividend yield	8%	9.6%
Expected volatility	35%	35%
Risk-free interest rate	2.48%	2.03%
Expected life (in years)	10	10
Per share grant date fair value of options issued	$0.73	$0.34

Restricted Stock Awards

The Company has granted and may grant restricted stock awards to eligible individuals in connection with their service to the Company. The terms of the Company’s outstanding restricted stock grants may include service, performance and market-based conditions. The fair value of the awards with market-based conditions is determined using a Monte Carlo simulation method, which calculates many potential outcomes for an award and then establishes fair value based on the most likely outcome. The determination of fair value with respect to the awards with only performance or service-based conditions is based on the value of the Company’s stock on the grant date.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

9.  SHARE-BASED COMPENSATION (continued)

Information with respect to the activity of unvested restricted stock awards during the three and six-month periods ended June 30, 2017 and 2016 is as follows:

	Weighted-
	Number of	Weighted-
	Restricted	Average
	Stock	Grant Date
	Awards	Fair Value

Nonvested at January 1, 2017	30,000	$5.86
Vested	(3,750)
Nonvested at March 31, 2017	26,250	$5.86

Vested	(3,750)
Nonvested at June 30, 2017	22,500	$5.86

Nonvested at January 1, 2016	45,000	$5.86
Vested	(3,750)
Nonvested at March 31, 2016	41,250	$5.86

Vested	(3,750)
Nonvested at June 30, 2016	37,500	$5.86

Compensation expense recognized for the three-month periods ended June 30, 2017 and 2016 totaled $22,000, and for the six-month periods ended June 30, 2017 and 2016 totaled $44,000, and is included in general and administrative expenses. At June 30, 2017 and 2016, there was approximately $132,000 and $220,000, respectively, of total unrecognized compensation expense related to non-vested restricted stock granted under the Plan. The Company expects to recognize the remaining compensation expense over a weighted-average period of eighteen (18) months.

10.  NET WORTH FOR REGULATORY PURPOSES

The Subsidiary is subject to a minimum and prescribed capital requirement as established by CIMA. Under the terms of its license, the Subsidiary is required to maintain a minimum and prescribed capital requirement of $500 in accordance with the Subsidiary’s approved business plan filed with CIMA. At June 30, 2017, the Subsidiary’s net worth of $23.5 million exceeded the minimum and prescribed capital requirement. For the three and six-month periods ended June 30, 2017, the Subsidiary’s net income was approximately $872 thousand and $1.98 million, respectively.

The Subsidiary is not required to prepare separate statutory financial statements for filing with CIMA, and there were no material differences between the Subsidiary’s GAAP capital, surplus and net income, and its statutory capital, surplus and net income as of June 30, 2017 or for the period then ended.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

11. FAIR VALUE AND CERTAIN RISKS AND UNCERTAINTIES

Fair values

With the exception of balances in respect of insurance contracts (which are specifically excluded from fair value disclosures under GAAP) and investment securities as disclosed in Note 4 of these consolidated financial statements, the carrying amounts of all other financial instruments, which consist of cash and cash equivalents, restricted cash and cash equivalents, accrued interest and dividends receivable, premiums receivable and other receivables and accounts payable and accruals, approximate their fair values due to their short-term nature.

Concentration of underwriting risk

A substantial portion of the Company’s current reinsurance business ultimately relates to the risks of two entities domiciled in Florida in the United States, one of which is under common directorship; accordingly the Company’s underwriting risks are not significantly diversified.

Credit risk

The Company is exposed to credit risk in relation to counterparties that may default on their obligations to the Company. The amount of counterparty credit risk predominantly relates to premiums receivable and assets held with counterparties. The Company mitigates its counterparty credit risk by using several counterparties which decreases the likelihood of any significant concentration of credit risk with any one counterparty. In addition, the Company is exposed to credit risk on fixed-maturity debt instruments to the extent that the debtors may default on their debt obligations.

Market risk

Market risk exists to the extent that the values of the Company’s monetary assets fluctuate as a result of changes in market prices. Changes in market prices can arise from factors specific to individual securities or their respective issuers, or factors affecting all securities traded in a particular market. Relevant factors for the Company are both volatility and liquidity of specific securities and markets in which the Company holds investments. The Company has established investment guidelines that seek to mitigate significant exposure to market risk.

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

12. COMMITMENTS AND CONTINGENCIES

The Company has an operating lease for office space located at Strathvale House,
2nd Floor, 90 North Church Street, Grand Cayman, Cayman Islands. The term of the lease is thirty-eight months and commenced on April 17, 2015. Rent expense under this lease for the three and six-month periods ended June 30, 2017 was $14,700 and $29,400, respectively, and lease commitments at June 30, 2017 were $61,700.

The Company also has an operating lease for residential space at Britannia Villas #616, Grand Cayman, Cayman Islands that runs through October 31, 2017. Rent expense under this lease for the three and six-month periods ended June 30, 2017 was $12,900 and $25,800 respectively, and lease commitments at June 30, 2017 were $17,200.

13. RELATED PARTY TRANSACTIONS

The Company has entered into reinsurance agreements with Claddaugh which is a related entity through common directorship. At June 30, 2017 and December 31, 2016, included within loss experience refund payable and unearned premiums reserve on the consolidated balance sheets are the following related-party amounts:

	At June 30, 2017	At December 31, 2016
	(in thousands)

Loss experience refund payable	$2,730	$1,470
Unearned premiums reserve	$3,167	$1,417

During the three and six-month periods ended June 30, 2017 and 2016, included within change in loss experience refund payable and change in unearned premiums reserve on the consolidated statements of income are the following related-party amounts:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(in thousands)		(in thousands)

Revenue
Assumed premiums	3,400	3,400	3,400	3,400
Change in loss experience refund payable	(630)	(630)	(1,260)	(1,260)
Change in unearned premiums reserve	(2,550)	(2,560)	(1,700)	(1,725)

OXBRIDGE RE HOLDINGS LIMITED AND SUBSIDIARY
Notes to Consolidated Financial Statements (unaudited)
June 30, 2017

14.  SUBSEQUENT EVENTS

We evaluate all subsequent events and transactions for potential recognition or disclosure in our consolidated financial statements.

Except as disclosed in Note 8 of these consolidated financial statements, there were no other events subsequent to June 30, 2017 for which disclosure was required.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Certain statements in this Quarterly Report on Form 10-Q, including in this Management’s Discussion and Analysis, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “predict,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section entitled “Risk Factors” contained in our Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2017. We undertake no obligation to publicly update or revise any forward -looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to place undue reliance on the forward -looking statements which speak only to the dates on which they were made.

GENERAL

The following is a discussion and analysis of our results of operations for the three and six-month periods ended June 30, 2017 and 2016 and our financial condition as of June 30, 2017 and December 31, 2016. The following discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q and in our Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 13, 2017. References to “we,” “us,” “our,” “our company,” or “the Company” refer to Oxbridge Re Holdings Limited and its wholly-owned subsidiary, Oxbridge Reinsurance Limited, unless the context dictates otherwise.

Overview

We are a Cayman Islands specialty property and casualty reinsurer that provides reinsurance solutions through our subsidiary, Oxbridge Reinsurance Limited. We focus on underwriting fully-collateralized reinsurance contracts primarily for property and casualty insurance companies in the Gulf Coast region of the United States, with an emphasis on Florida. We specialize in underwriting medium frequency, high severity risks, where we believe sufficient data exists to analyze effectively the risk/return profile of reinsurance contracts.

We underwrite reinsurance contracts on a selective and opportunistic basis as opportunities arise based on our goal of achieving favorable long-term returns on equity for our shareholders. Our goal is to achieve long-term growth in book value per share by writing business that generates attractive underwriting profits relative to the risk we bear. Unlike other insurance and reinsurance companies, we do not intend to pursue an aggressive investment strategy and instead will focus our business on underwriting profits rather than investment profits. However, we intend to complement our underwriting profits with investment profits on an opportunistic basis. Our primary business focus is on fully collateralized reinsurance contracts for property catastrophes, primarily in the Gulf Coast region of the United States, with an emphasis on Florida. Within that market and risk category, we attempt to select the most economically attractive opportunities across a variety of property and casualty insurers. As our capital base grows, however, we expect that we will consider growth opportunities in other geographic areas and risk categories.

Our level of profitability is primarily determined by how adequately our premiums assumed and investment income cover our costs and expenses, which consist primarily of acquisition costs and other underwriting expenses, claim payments and general and administrative expenses. One factor leading to variation in our operational results is the timing and magnitude of any follow-on offerings we undertake (if any), as we are able to deploy new capital to collateralize new reinsurance treaties and consequently, earn additional premium revenue. In addition, our results of operations may be seasonal in that hurricanes and other tropical storms typically occur during the period from June 1 through November 30. Further, our results of operations may be subject to significant variations due to factors affecting the property and casualty insurance industry in general, which include competition, legislation, regulation, general economic conditions, judicial trends, and fluctuations in interest rates and other changes in the investment environment.

Because we employ an opportunistic underwriting and investment philosophy, period-to-period comparisons of our underwriting results may not be meaningful. In addition, our historical investment results may not necessarily be indicative of future performance. Due to the nature of our reinsurance and investment strategies, our operating results will likely fluctuate from period to period.

PRINCIPAL REVENUE AND EXPENSE ITEMS

Revenues

We derive our revenues from two principal sources:

● premiums assumed from reinsurance on property and casualty business; and

● income from investments.

Premiums assumed include all premiums received by a reinsurance company during a specified accounting period, even if the policy provides coverage beyond the end of the period. Premiums are earned over the term of the related policies. At the end of each accounting period, the portion of the premiums that are not yet earned are included in the unearned premiums reserve and are realized as revenue in subsequent periods over the remaining term of the policy.

Our policies typically have a term of twelve months. Thus, for example, for a policy that is written on July 1, 2016, one-half of the premiums will be earned in 2016 and the other half will be earned during 2017.

Premiums from reinsurance on property and casualty business assumed are directly related to the number, type and pricing of contracts we write.

Premiums assumed are recorded net of change in loss experience refund, which consists of changes in amounts due to the cedants under two of our reinsurance contracts. These contracts contain retrospective provisions that adjust premiums in the event losses are minimal or zero. We recognize a liability pro-rata over the period in which the absence of loss experience obligates us to refund premiums under the contracts, and we will derecognize such liability in the period in which a loss experience arises. The change in loss experience refund is negatively correlated to loss and loss adjustment expenses described below.

Income from our investments is primarily comprised of interest income, dividends and net realized gains on investment securities. Such income is primarily from the Company’s investments, which includes investments held in trust accounts that collateralize the reinsurance policies that we write. The investment parameters for trust accounts are generally be established by the cedant for the relevant policy.

Expenses

Our expenses consist primarily of the following:

● losses and loss adjustment expenses;

● policy acquisition costs and underwriting expenses; and

● general and administrative expenses.

Loss and loss adjustment expenses are a function of the amount and type of reinsurance contracts we write and of the loss experience of the underlying coverage. As described below, loss and loss adjustment expenses are based on the claims reported by our company’s ceding insurers, and where necessary, may include an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Depending on the nature of the contract, loss and loss adjustment expenses may be paid over a period of years.

Policy acquisition costs and underwriting expenses consist primarily of brokerage fees, ceding commissions, premium taxes and other direct expenses that relate to our writing of reinsurance contracts. We amortize deferred acquisition costs over the related contract term.

General and administrative expenses consist of salaries and benefits and related costs, including costs associated with our professional fees, rent and other general operating expenses consistent with operating as a public company.

RESULTS OF OPERATIONS

The following table summarizes our results of operations for the three and six-month periods ended June 30, 2017 and 2016 (dollars in thousands, except per share amounts):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Revenue
Assumed premiums	$17,376	$ 14,562	$18,256	15,065
Premiums ceded	(147)	-	(147)	-
Change in loss experience refund payable	(512)	(289)	(1,260)	(2,377)
Change in unearned premiums reserve	(14,231)	(10,927)	(12,815)	(7,961)

Net premiums earned	2,486	3,346	4,034	4,727
Net realized investment gains	46	77	48	133
Net investment income	127	109	213	203

Total revenue	2,659	3,532	4,295	5,063

Expenses
Losses and loss adjustment expenses	1,059	2,215	1,027	2,278
Policy acquisition costs and underwriting expenses	94	68	158	129
General and administrative expenses	390	377	724	741

Total expenses	1,543	2,660	1,909	3,148

Net income	$1,116	872	$2,386	1,915

Earnings per share
Basic and Diluted	$0.19	0.14	$0.41	0.32

Dividends paid per share	$0.12	0.12	$0.24	0.24

Performance ratios to net premiums earned:
Loss ratio	42.6%	66.2%	25.5%	48.2%
Acquisition cost ratio	3.8%	2.0%	3.9%	2.7%
Expense ratio	19.5%	13.3%	21.9%	18.4%
Combined ratio	62.1%	79.5%	47.3%	66.6%

General. Net income for the quarter ended June 30, 2017 was $1.1 million, or $0.19 per basic and diluted share, compared to a net income of $872 thousand, or $0.14 per basic and diluted share, for the quarter ended June 30, 2016. The increase in net income from $872 thousand to $1.1 million was primarily due to losses and loss adjustment expenses decreasing by a greater margin than earned premiums during the quarter ended June 30, 2017 compared with the previous quarter.

Net income for the six months ended June 30, 2017 was $2.4 million, or $0.41 per basic and diluted share, compared to a net income of $1.9 million, or $0.32 per basic and diluted share, for the quarter ended June 30, 2016. The increase in net income from $1.9 million to $2.4 million was primarily due to losses and loss adjustment expenses decreasing by a greater margin than earned premiums during the six months ended June 30, 2017 compared with the previous quarter.

Premium Income. Premiums earned reflects the pro rata inclusion into income of premiums assumed (net of loss experience refund) over the life of the reinsurance contracts.

Net premiums earned for the quarter ended June 30, 2017 decreased $860 thousand, or 26%, to $2.5 million, from $3.3 million for the quarter ended June 30, 2016. The decrease was due primarily to an increase in premiums assumed, reflecting a growth in size of reinsurance contracts place, which was more than offset by change in unearned premiums reserve and premiums ceded. The change in unearned premium reserve decreased by a greater margin than premiums assumed as a result of accounting adjustments made in the previous quarter, that were not made in the current quarter.

                Net premiums earned for the six months ended June 30, 2017 decreased $693 thousand, or 15%, to $4 million, from $4.7 million for the six months ended June 30, 2016. The decrease was due primarily to an increase in premiums assumed, reflecting a growth in size of reinsurance contracts place, which was more than offset by change in unearned premiums reserve and premiums ceded. The change in unearned premium reserve decreased by a greater margin than premiums assumed as a result of accounting adjustments made in the previous period, that were not made in during the six months ended June 30, 2017.

Losses Incurred. Losses incurred for the quarter ended June 30, 2017 decreased $1.2 million, or 52%, to $1 million, from $2.2 million, for the quarter ended June 30, 2016. The decrease is the result of favorable development on losses recorded as established by our independent actuary, during the quarter ended June 30, 2017, compared with the previous quarter.

Losses incurred for the six months ended June 30, 2017 decreased $1.2 million, or 55%, to $1 million, from $2.2 million, for the six months ended June 30, 2016. The decrease is the result of favorable development on losses recorded as established by our independent actuary, during the quarter ended June 30, 2017, compared with the previous period.

Policy Acquisition Costs and Underwriting Expenses. Acquisition costs represent the amortization of the brokerage fees and federal excise taxes incurred on reinsurance contracts placed. Policy acquisition costs and underwriting expenses for the quarter ended June 30, 2017 increased $26 thousand, or 38%, to $94 thousand from $68 thousand for the quarter ended June 30, 2016. The increase is due to increase in size and number of contracts underwritten during the quarter.

Policy acquisition costs and underwriting expenses for the six months ended June 30, 2017 increased $29 thousand, or 22%, to $158 thousand from $129 thousand for the quarter ended June 30, 2016. The increase is due to increase in size and number of contracts underwritten during the six month period ending June 30, 2017, when compared with the previous period.

General and Administrative Expenses. General and administrative expenses for the quarter ended June 30, 2017 increased $13 thousand, or 3%, to $390 thousand, from $377 thousand for the quarter ended June 30, 2016. The decrease is not considered material and simply represents fluctuation in general and administrative expenses between the quarters presented.

General and administrative expenses for the six months ended June 30, 2017 decreased $17 thousand, or 2%, to $724 thousand, from $741 thousand for the six-month period ended June 30, 2016. The decrease is not considered material and simply represents fluctuation in general and administrative expenses between the periods presented.

MEASUREMENT OF RESULTS

We use various measures to analyze the growth and profitability of business operations. For our reinsurance business, we measure growth in terms of premiums assumed and we measure underwriting profitability by examining our loss, underwriting expense and combined ratios. We analyze and measure profitability in terms of net income and return on average equity.

Premiums Assumed. We use gross premiums assumed to measure our sales of reinsurance products. Gross premiums assumed also correlates to our ability to generate net premiums earned. See also the analysis above relating to the growth in premiums assumed.

Loss Ratio. The loss ratio is the ratio of losses and loss adjustment expenses incurred to premiums earned and measures the underwriting profitability of our reinsurance business. The loss ratio decreased from 66.2% for the quarter ended June 30, 2016 to 42.6% for the quarter ended June 30, 2017. The decrease is wholly due to the favorable development of losses during the quarter ended June 30, 2017, coupled with a lower denominator in net premiums earned, compared with the previous quarter.

The loss ratio decreased from 48.2% for the six months ended June 30, 2016 to 25.5% for the six months ended June 30, 2017. The decrease is wholly due to the favorable development of losses during the six-month period ended June 30, 2017, coupled with a lower denominator in net premiums earned compared with the previous period.

Acquisition Cost Ratio. The acquisition cost ratio is the ratio of policy acquisition costs and other underwriting expenses to net premiums earned. The acquisition cost ratio measures our operational efficiency in producing, underwriting and administering our reinsurance business. The acquisition cost ratio increased from 2.0% for the quarter ended June 30, 2016 to 3.8% for the quarter ended June 30, 2017. The increase is due wholly to a lower denominator in net premiums earned recorded during the three-month period ended June 30, 2017, when compared with the three-month period ended June 30, 2016.

The acquisition cost ratio increased from 2.7% for the quarter ended June 30, 2016 to 3.9% for the quarter ended June 30, 2017. The increase is due wholly to a lower denominator in net premiums earned recorded during the six-month period ended June 30, 2017, when compared with the three-month period ended June 30, 2016.

Expense Ratio. The expense ratio is the ratio of policy acquisition costs, other underwriting expenses and other administrative expenses to net premiums earned. We use the expense ratio to measure our operating performance. The expense ratio increased from 13.3% for the three-month period ended June 30, 2016 to 19.5% for the three-month period ended June 30, 2017. The increase is due wholly to a lower denominator in net premiums earned recorded during the three-month period ended June 30, 2017, when compared with the three-month period ended June 30, 2016.

The expense ratio increased from 18.4% for the six-month period ended June 30, 2016 to 21.9% for the six-month period ended June 30, 2017. The increase is due wholly to a lower denominator in net premiums earned recorded during the six-month period ended June 30, 2017, when compared with the six-month period ended June 30, 2016.

Combined Ratio. We use the combined ratio to measure our underwriting performance. The combined ratio is the sum of the loss ratio and the expense ratio. If the combined ratio is at or above 100%, we are not underwriting profitably and may not be profitable. The combined ratio decreased from 79.5% for the three-month period ended June 30, 2016 to 62.1% for the three-month period ended June 30, 2017. The decrease in the combined ratio is due to lower loss ratio during the three-month period ended June 30, 2017 as mentioned above, when compared with the previous quarter.

The combined ratio decreased from 66.6% for the six-month period ended June 30, 2016 to 47.3% for the six-month period ended June 30, 2017. The decrease in the combined ratio is due to lower loss ratio during the six-month period ended June 30, 2017 as mentioned above, when compared with the previous period.

FINANCIAL CONDITION – JUNE 30, 2017 COMPARED TO DECEMBER 31, 2016

Restricted Cash and Cash Equivalents. As of June 30, 2017, our restricted cash and cash equivalents increased by $3.1 million, or 13%, to $26.5 million, from $23.4 million as of December 31, 2016. The increase is the net result of collateral returned on the expiration of reinsurance contracts, coupled with withdrawals by the cedant for settlement of losses under the reinsurance contracts during the six-month period ended June 30, 2017, more than offset by funds placed as collateral under new contracts written during the period.

Investments. As of June 30, 2017, our available-for-sale securities increased by $4.4 million, or 40%, to $15.4 million, from $11 million as of December 31, 2016. The increase is primarily a result of net purchases of fixed-maturity and equity securities during the six-month period ended June 30, 2017.

Premiums Receivable. As of June 30, 2017, our premiums receivable increased by approximately $8.1 million, or 200%, to $12.1 million, from $4 million as of December 31, 2016. The increase is due to the receipt of premium installments during the six-month period ended June 30, 2017, more than offset by premiums assumed under new reinsurance contracts effective June 1, 2017.

Loss Experience Refund Payable. As of June 30, 2017, our loss experience refund payable increased by $1.2 million, or 86%, to $2.7 million, from $1.5 million at December 31, 2016. The increase is due primarily to the recognition of a pro-rated liability over the six-month period ended June 30, 2017, because the absence of loss experience under two of our reinsurance contracts obligates us to refund premium to two of our ceding reinsurers.

Unearned Premiums Reserve. As of June 30, 2017, our unearned premiums reserve increased by $12.8 million, or 370%, to $16.2 million, from $3.4 million at December 31, 2016. The increase is due primarily the successful placement of reinsurance contracts for the treaty year effective June 1, 2017.

LIQUIDITY AND CAPITAL RESOURCES

General

We are organized as a holding company with substantially no operations at the holding company level. Our operations are conducted through our sole reinsurance subsidiary, Oxbridge Reinsurance Limited, which underwrites risks associated with our property and casualty reinsurance programs. We have minimal continuing cash needs at the holding company level, with such expenses principally being related to the payment of administrative expenses and shareholder dividends. There are restrictions on Oxbridge Reinsurance Limited’s ability to pay dividends which are described in more detail below.

Sources and Uses of Funds

Our sources of funds primarily consist of premium receipts (net of brokerage fees and federal excise taxes, where applicable) and investment income, including interest, dividends and realized gains. We use cash to pay losses and loss adjustment expenses, other underwriting expenses, dividends, and general and administrative expenses. Substantially all of our surplus funds, net of funds required for cash liquidity purposes, are invested in accordance with our investment guidelines. Our investment portfolio is primarily comprised of cash and highly liquid securities, which can be liquidated, if necessary, to meet current liabilities. We believe that we have sufficient flexibility to liquidate any long-term securities that we own in a rising market to generate liquidity.

As of June 30, 2017, we believe we had sufficient cash flows from operations to meet our liquidity requirements. We expect that our operational needs for liquidity will be met by cash, investment income and funds generated from underwriting activities. We have no plans to issue debt and expect to fund our operations for the foreseeable future from operating cash flows, as well as from potential future equity offerings. However, we cannot provide assurances that in the future we will not incur indebtedness to implement our business strategy, pay claims or make acquisitions.

Although Oxbridge Re Holdings Limited is not subject to any significant legal prohibitions on the payment of dividends, Oxbridge Reinsurance Limited is subject to Cayman Islands regulatory constraints that affect its ability to pay dividends to us and include a minimum net worth requirement. Currently, the minimum net worth requirement for Oxbridge Reinsurance Limited is $500. As of June 30, 2017, Oxbridge Reinsurance Limited exceeded the minimum required. By law, Oxbridge Reinsurance Limited is restricted from paying a dividend if such a dividend would cause its net worth to drop to less than the required minimum.

Cash Flows

Our cash flows from operating, investing and financing activities for the six-month periods ended June 30, 2017 and 2016 are summarized below.

Cash Flows for the Six months ended June 30, 2017 (in thousands)

Net cash provided by operating activities for the six months ended June 30, 2017 totaled $2,968 thousand, which consisted primarily of cash received from net written premiums less cash disbursed for operating expenses. Net cash used in investing activities of $7,378 was primarily due to the net purchases of available-for-sale securities and the addition of collateral upon renewal or underwriting of new reinsurance contracts. Net cash used in financing activities totaled $2,074 representing net cash dividend payments and cash used to repurchase ordinary shares under the Company’s share repurchase plan.

Cash Flows for the Six months ended June 30, 2016 (in thousands)

Net cash provided by operating activities for the six months ended June 30, 2016 totaled $1,183, which consisted primarily of cash received from net written premiums less cash disbursed for operating expenses. Net cash used in investing activities of $3,594 was primarily due to the net purchases of available for sale securities, and the addition of collateral upon renewal or underwriting of new reinsurance contracts. Net cash used in financing activities totaled $1,515 representing cash dividend payments and cash used to repurchase ordinary shares under the Company’s share repurchase plan.

Share Repurchase Program

On May 12, 2016, the Board of Directors of Oxbridge Re Holdings Limited (the “Company”) authorized a share repurchase program (the “Share Repurchase Program”), pursuant to which the Company may, from time to time, purchase shares of its common stock for an aggregate repurchase price not to exceed $2 million. The plan expires on December 31, 2017. Share repurchases may be executed through various means, including, without limitation, open market transactions, privately negotiated transactions or tender offers. The repurchases will be funded from cash on hand or other capital markets sources. The stock repurchase program may be suspended or discontinued at any time without prior notice.

The Company has adopted a Rule 10b5-1 share repurchase plan under the Securities Exchange Act of 1934 (the “Plan”) in connection with the Share Repurchase Program. The Plan allows the Company to repurchase its shares at times when it otherwise might be prevented from doing so under insider trading laws or because of self-imposed trading blackout periods. Because repurchases under the Plan are subject to certain pricing parameters, there is no guarantee as to the exact number of shares that will be repurchased under the Plan or that there will be any repurchases pursuant to the Plan. Subject to applicable regulations, the Company may elect to amend or cancel the Plan at its discretion.

At June 30, 2017, there was approximately $587,000 available under the plan. See Part II – Item 2 (b) of this Quarterly Report on Form 10-Q.

OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2017, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

EXPOSURE TO CATASTROPHES

As with other reinsurers, our operating results and financial condition could be adversely affected by volatile and unpredictable natural and man-made disasters, such as hurricanes, windstorms, earthquakes, floods, fires, riots and explosions. Although we attempt to limit our exposure to levels we believe are acceptable, it is possible that an actual catastrophic event or multiple catastrophic events could have a material adverse effect on our financial condition, results of operations and cash flows. As described under “CRITICAL ACCOUNTING POLICIES—Reserves for Losses and Loss Adjustment Expenses” below, under GAAP, we are not permitted to establish loss reserves with respect to losses that may be incurred under reinsurance contracts until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be established, with no provision for a contingency reserve to account for expected future losses.

CRITICAL ACCOUNTING POLICIES

We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. These accounting policies pertain to premium revenues and risk transfer, reserve for loss and loss adjustment expenses and the reporting of deferred acquisition costs.

Premium Revenue and Risk Transfer. We record premiums revenue as earned pro-rata over the terms of the reinsurance agreements and the unearned portion at the balance sheet date is recorded as unearned premiums reserve. A reserve is made for estimated premium deficiencies to the extent that estimated losses and loss adjustment expenses exceed related unearned premiums. Investment income is not considered in determining whether or not a deficiency exists.

We account for reinsurance contracts in accordance with ASC 944, ‘‘Financial Services – Insurance.” Assessing whether or not a reinsurance contract meets the conditions for risk transfer requires judgment. The determination of risk transfer is critical to reporting premiums written. If we determine that a reinsurance contract does not transfer sufficient risk, we must account for the contract as a deposit liability.

Loss experience refund payable. Certain contracts include retrospective provisions that adjust premiums or result in profit commissions in the event losses are minimal or zero. Under such contracts, the Company expects to recognize aggregate liabilities payable to the ceding insurers assuming no losses occur during the contract period. In accordance with GAAP, the Company will recognize a liability in the period in which the absence of loss experience obligates the Company to pay cash or other consideration under the contract. On the contrary, the Company will derecognize such liability in the period in which a loss experience arises. Such adjustments to the liability, which accrue throughout the contract term, will reduce the liability should a catastrophic loss event covered by the Company occur.

Reserves for Losses and Loss Adjustment Expenses. We determine our reserves for losses and loss adjustment expenses on the basis of the claims reported by our ceding insurers and for losses incurred but not reported, we utilize the assistance of an independent actuary. The reserves for losses and loss adjustment expenses represent management’s best estimate of the ultimate settlement costs of all losses and loss adjustment expenses. We believe that the amounts are adequate; however, the inherent impossibility of predicting future events with precision, results in uncertainty as to the amount which will ultimately be required for the settlement of losses and loss expenses, and the differences could be material. Adjustments are reflected in the consolidated statements of income in the period in which they are determined.

Under GAAP, we are not permitted to establish loss reserves until the occurrence of an actual loss event. As a result, only loss reserves applicable to losses incurred up to the reporting date may be recorded, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future events, which could be substantial, are estimated and recognized at the time the loss is incurred.

As of June 30, 2017, our best estimate for reserves for loss and loss adjustment expenses was $3.0 million, with IBNR representing approximately 28% of such reserves.

Our reserving methodology does not lend itself well to a statistical calculation of a range of estimates surrounding the best point estimate of our reserve for loss and loss adjustment expense. Due to the low frequency and high severity nature of claims within much of our business, our reserving methodology principally involves arriving at a specific point estimate for the ultimate expected loss on a contract by contract basis, and our aggregate loss reserves are the sum of the individual loss reserves established.

Deferred Acquisition Costs. We defer certain expenses that are directly related to and vary with producing reinsurance business, including brokerage fees on gross premiums assumed, premium taxes and certain other costs related to the acquisition of reinsurance contracts. These costs are capitalized and the resulting asset, deferred acquisition costs, is amortized and charged to expense in future periods as premiums assumed are earned. The method followed in computing deferred acquisition costs limits the amount of such deferral to its estimated realizable value. The ultimate recoverability of deferred acquisition costs is dependent on the continued profitability of our reinsurance underwriting. If our underwriting ceases to be profitable, we may have to write off a portion of our deferred acquisition costs, resulting in a further charge to income in the period in which the underwriting losses are recognized.

Stock-Based Compensation: The Company accounts for stock-based compensation under the fair value recognition provisions of GAAP which requires the measurement and recognition of compensation for all stock-based awards made to employees and directors, including stock options and restricted stock issuances based on estimated fair values. The Company measures compensation for restricted stock based on the price of the Company’s ordinary shares at the grant date. Determining the fair value of share purchase options at the grant date requires significant estimation and judgment. The Company uses an option-pricing model (Black-Scholes option pricing model) to assist in the calculation of fair value for share purchase options. The Company's shares have not been publicly traded for a sufficient length of time to solely use the Company's performance to reasonably estimate the expected volatility. Therefore, when estimating the expected volatility, the Company takes into consideration the historical volatility of similar entities. The Company considers factors such as an entity's industry, stage of life cycle, size and financial leverage when selecting similar entities. The Company uses a sample peer group of companies in the reinsurance industry as well as the Company’s own historical volatility in determining the expected volatility. Additionally, the Company uses the full life of the options, ten years, as the estimated term of the options, and has assumed no forfeitures during the life of the options.

The Company uses the straight-line attribution method for all grants that include only a service condition. Compensation expense related to all awards is included in general and administrative expenses.

Item 3.
Quantitative and Qualitative Disclosures About Market Risk

Because we are a smaller reporting company, we are not required to provide this information.

Item 4.
Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer), we have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1.
Legal Proceedings

We are not currently involved in any litigation or arbitration. We anticipate that, similar to the rest of the insurance and reinsurance industry, we will be subject to litigation and arbitration in the ordinary course of business.

Item 1A.
Risk Factors

There have been no material changes to the risk factors previously disclosed in the section entitled “Risk Factors” in our Form 10-K, which was filed with the Securities and Exchange Commission on March 13, 2017.

Item 2.
Unregistered Sales of Equity Securities and Use of Proceeds

(a)
Sales of Unregistered Securities

None.

(b)
Repurchases of Equity Securities

The table below summarizes the number of common shares repurchased during the three months ended June 30, 2017 under a share repurchase plan:

			Maximum Dollar
	Total Number of		Value of Shares That
	Shares Purchased as		May Yet Be
	Part of Publicly	Average	Purchased Under
	Announced Plans	Price Paid	The Plans
For the Month Ended	or Programs (a)	Per Share	or Programs (b)

30-Apr-17	20,967	$6.25	$787,751
31-May-17	13,447	$5.75	$710,478
30-Jun-17	21,124	$5.86	$586,759

	55,538	$5.98

(a)
The share repurchase plan approved by our Board of Directors on May 12, 2016 commenced in June 2016.

(b)
Represents the balances inclusive of commissions and fees at the end of each month.

(c)
Use of Proceeds

None.

Item 3.
Defaults Upon Senior Securities

None.

Item 4.
Mine Safety Disclosures

Not applicable.

Item 5.
Other Information

None.

Item 6.
Exhibits

The following exhibits are filed herewith:

Exhibit No.	Document

31.1	Certifications of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.

31.2	Certifications of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934.

32	Written Statement of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350.

101
The following materials from Oxbridge Re Holdings Limited’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 are filed herewith, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Changes in Shareholders’ Equity and (vi) the Notes to Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OXBRIDGE RE HOLDINGS LIMITED

Date: August 14, 2017	By:	/s/ JAY MADHU
Jay Madhu
Chief Executive Officer and President
(Principal Executive Officer)

Date: August 14, 2017	By:	/s/ WRENDON TIMOTHY
Wrendon Timothy
Chief Financial Officer and Secretary (Principal Financial Officer and PrincipalAccounting Officer)